UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 9, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Gevo, Inc.

File No. 333-168792 - CF# 25623

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Gevo, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibits to a Form S-1 filed August 12, 2010, as amended.

Based on representations by Gevo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 2.1	through August 5, 2015
Exhibit 4.3	through August 31, 2012
Exhibit 10.2	through October 16, 2018
Exhibit 10.3	through December 31, 2012
Exhibit 10.4	through August 31, 2020
Exhibit 10.5	through August 31, 2020
Exhibit 10.6	through July 12, 2013
Exhibit 10.7	through July 13, 2013
Exhibit 10.8	through December 31, 2012
Exhibit 10.31	through November 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel